Swell Watercraft, LLC (the "Company") a Washington Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swell Watercraft, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 17, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	18,443	5,840
Accounts Receivable	-	10,455
Prepaid Expenses	-	618
Inventory	12,030	12,920
Total Current Assets	30,473	29,833
Non-current Assets		
Injection Molds, net of Accumulated Depreciation	64,143	59,987
Other Assets	-	24
Total Non-Current Assets	64,143	60,011
TOTAL ASSETS	94,616	89,844
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	376	-
Loans Payable	49,483	14,003
Loans Payable - Related Party	16,679	-
Deferred Revenue	20,146	-
Other Liabilities	-	15
Total Current Liabilities	86,683	14,018
Long-term Liabilities		
Loan Payable - Related Party	14,116	-
Total Long-Term Liabilities	14,116	-
TOTAL LIABILITIES	100,799	14,018
EQUITY		
Member's Capital	30,006	32,833
Member's Earnings/(Deficit)	(36,190)	42,993
Total Equity	(6,184)	75,826
TOTAL LIABILITIES AND EQUITY	94,616	89,844

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	282,472	158,487
Cost of Revenue	215,806	118,146
Gross Profit	66,666	40,341
Operating Expenses		
Advertising and Marketing	22,092	13,900
General and Administrative	90,185	75,598
Rent and Lease	20,902	16,840
Depreciation	8,638	8,211
Total Operating Expenses	141,817	114,549
Operating Income (loss)	(75,151)	(74,208)
Other Income		
Interest Income	-	-
Other	3,626	3,002
Total Other Income	3,626	3,002
Other Expense		
Interest Expense	7,514	347
Other	143	97
Total Other Expense	7,657	444
Provision for Income Tax	-	-
Net Income (loss)	(79,183)	(71,650)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(79,183)	(71,650)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	8,638	8,211
Accounts Payable	376	-
Inventory	890	(12,920)
Accounts Receivable	10,455	(10,953)
Prepaid Expenses	618	(618)
Deferred Revenue	20,146	-
Other	9	(255)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	41,131	(16,534)
Net Cash provided by (used in) Operating Activities	(38,052)	(88,184)
INVESTING ACTIVITIES		
Injection Molds	(12,794)	(24,484)
Net Cash provided by (used by) Investing Activities	(12,794)	(24,484)
FINANCING ACTIVITIES		
Capital Contributions (Distributions)	(2,828)	6,091
Loans Payable	35,480	14,003
Loans Payable - Related Party	30,795	-
Net Cash provided by (used in) Financing Activities	63,448	20,094
Cash at the beginning of period	5,840	98,415
Net Cash increase (decrease) for period	12,602	(92,574)
Cash at end of period	18,443	5,840

Statement of Changes in Member Equity

	Member Capital $ Amount	Retained Earnings (Accumulated Deficit)	Total Member Equity
Beginning Balance at 1/1/20	26,742	114,643	141,385
Capital Contributions	6,091	-	6,091
Net Income (Loss)	-	(71,650)	(71,650)
Ending Balance 12/31/2020	32,833	42,993	75,826
Capital Distributions	(2,828)	-	(2,828)
Net Income (Loss)	-	(79,183)	(79,183)
Ending Balance 12/31/2021	30,006	(36,190)	(6,184)

Swell Watercraft, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swell Watercraft, LLC ("the Company") was formed in Washington on October 21st, 2016. The Company sells kayaks direct to consumer, to USA retailers, and to international distributors around the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital and build a kayak factory in the Chicago area.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. Retail customers pay prior to shipment. Wholesale customers' payment is due when shipment arrives. No returns allowed for non-defective merchandise, thus the Company does not establish a liability for expected returns nor records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. In 2021, the Company had deferred revenues of $20,146 for products purchase by customers where cash was received with remaining performance obligations to be satisfied.

Other Income

In 2020 and 2021, the Company had other income in the form of insurance reimbursement in the respective amounts of $3,002 and $3,626.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Injection Molds	10	90,503	26,360	-	64,143
Grand Total	**-**	**90,503**	**26,360**	**-**	**64,143**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis and had ending balances of $12,920 and $12,030 as of December 31, 2020 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2021, the Company entered into a loan agreement with the founder for $28,250 with no interest rate and a maturity date in January 2023. This loan is not secured and had an ending balance of $14,116 as of December 31, 2021.

In July 2021, the Company entered into a loan agreement with one of the founder's relatives for $21,250 with an interest rate of 15% and maturity date in July 2022. This loan is not secured and had an ending balance of $12,779 as of December 31, 2021.

In 2021, one of the founder's relatives advanced $3,900 to the Company for the purposes of funding operations. This payable bears no interest rate, no security, and is due upon demand. The ending balance of this cash advance was $3,900 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In November 2020, the Company entered into a loan agreement for $15,000 with a fixed fee of $2,473 and no maturity date. This loan is secured by the Company's receivables. The ending balance of this loan was $14,003 and $455 as of December 31, 2020 and 2021, respectively.

In May 2021, the Company entered into a loan agreement for $10,000 with an annual percentage rate of 24% and a term of 9 months. This loan is personally guaranteed and had an ending balance of $3,543 as of December 31, 2021.

In October 2021, the Company entered into a loan agreement for $56,400 with a fixed fee of $9,300 and no maturity date. This loan is secured by the Company's receivables. The ending balance of this loan was $45,485 as of December 31, 2021.

Please see "Note 3 – Related Party Transactions" for further information.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	**Amount**
2022	66,162
2023	14,116
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses, as well as distributions, are allocated to members in accordance with the operating agreement. Each Member will be entitled to cast votes on any matter based upon the proportion of that Member's Capital Contributions in the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 17, 2022, the date these financial statements were available to be issued.

In January 2022, the Company entered into a loan agreement for $23,500 with a fixed fee of $3,926 and no maturity date.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, has experienced negative cash flows from operations, and negative working capital during one of the years under review.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.